SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CONDOR HOSPITALITY TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
Series A Preferred Stock, $0.01 par value per share	20676Y205
Series B Preferred Stock, $0.01 par value per share	20676Y304

J. William Blackham

President and Chief Executive Officer

Condor Hospitality Trust, Inc.

1800 West Pasewalk Avenue, Suite 200

Norfolk, NE

(402) 371-2520

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Person)

Copy to

Guy Lawson

McGrath North Mullin & Kratz, PC LLO

First National Tower, Suite 3700

1601 Dodge St.

Omaha, NE 68102

(402) 341-3070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2015

Date of report (Date of earliest event reported)

Condor Hospitality Trust, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction

of Incorporation)

1-34087	52-1889548
(Commission File Number)	(IRS Employer Identification No.)

1800 West Pasewalk Avenue, Suite 200
Norfolk, NE	68701
(Address of Principal Executive Offices)	(Zip Code)

(402) 371-2520

(Registrant’s Telephone Number, Including Area Code)

Supertel Hospitality, Inc.

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure

At an investor meeting on July 30, 2015, Condor Hospitality Trust, Inc. (the “Company”) will reference a slide presentation, a copy of which is furnished as Exhibit 99.1 to this report. Exhibit 99.1 is being furnished in accordance with Regulation FD of the Securities and Exchange Commission.

The information in this Item 7.01 is being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in this Item 7.01 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Slide presentation

Important Information

The exchange offer for the outstanding shares of Series A preferred stock and Series B preferred stock has not yet commenced. The communication by this filing of the investor presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the issuer tender offer materials that the Company will file with the Securities and Exchange Commission (“SEC”) upon commencement of the exchange offer. At the time the exchange offer is commenced, the Company will file issuer tender offer materials on Schedule TO with the SEC with respect to the exchange offer. The exchange offer materials (including an Offer to Exchange, a related Letter of Transmittal and any other required tender offer documents) will contain important information. Holders of shares of Series A preferred stock and Series B preferred stock are urged to read these documents when they become available because they will contain important information they should consider before making any decision regarding tendering their securities. The Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents will be made available to all holders of shares of Series A preferred stock and Series B preferred stock at no expense to them. The exchange offer materials will be made available for free at the SEC’s website at www.sec.gov. Additional copies, when available, will be available for free at the Company’s website at www.condorhospitality.com or by contacting Investor Relations, Condor Hospitality Trust, Inc., 309 North Fifth Street, Norfolk, NE 68701.

In connection with a special meeting of shareholders, the Company will file a proxy statement with the SEC. Investors and security holders are urged to read the proxy statement and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. Additional copies, when available, will be available for free at the Company’s website at www.condorhospitality.com or by contacting Investor Relations, Condor Hospitality Trust, Inc., 309 North Fifth Street, Norfolk, NE 68701.

Participants

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with a special meeting. Information regarding the officers and directors of the Company is available in the Company’s definitive proxy statement for the annual meeting held on June 10, 2015 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC. Investors should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company using the sources indicated above.

Forward Looking Statement

Certain matters within this Current Report on Form 8-K and the furnished exhibit are discussed using forward-looking language as specified in the Private Securities Litigation Reform Act of 1995, and, as such, may involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance to differ from those projected in the forward-looking statement. These risks are discussed in the Company’s filings with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Condor Hospitality Trust, Inc.

Date: July 30, 2015	By:	/s/ J. William Blackham
	Name:	J. William Blackham
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Slide presentation

Exhibit 99.1

Exhibit 99.1

Courtyard by Marriott Hotel Indigo by IHG SpringHill Suites by Marriott

(Jacksonville, FL) (Atlanta, GA) (San Antonio, TX)

Condor Hospitality Trust, Inc.

Investor Presentation July 2015

Note: Hotels profiled above are currently under contract.

Safe Harbor Statement

All statements made today, other than statements of historical fact, are or may be deemed to be “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are discussed throughout the documents we have filed with the Securities and Exchange Commission (the “SEC”), including the factors discussed under the headings “Risk Factors” in our Preliminary Proxy Statement filed with the SEC on July 23, 2015 and “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

Executive Summary

New Management with a Proven Track Record in the Public Markets

Significant Progress in the Transition to Upscale Select Service with More to Come Balance Sheet Restructuring Allows the Company to Act on a Robust Pipeline Institutional Investor Support Critical for Rapid Growth from a Small Base

Condor Strategic Vision

- One of the only publicly traded REITs focused primarily on growing a portfolio of premium-branded select service hotels located outside the top 20 US MSAs
- We are intently focused on executing our new strategic plan and transforming our company into the acquirer of choice for premium-branded select service assets in MSAs 20 – 100 and intend to have the highest concentration of our portfolio in MSAs 20 – 50
- We have made tremendous progress since Mr. Blackham's arrival in March 2015 to speed up the disposition of our legacy economy hotels, restructure the balance sheet, put hotels that fit our new strategic vision under contract in off-market transactions and begin the process by which we will fund our anticipated rapid growth

Chain Scale Breakdown

December 31, 2007


3.8%
18.6%
77.6%
Economy
Upper Midscale
Midscale

Total Rooms: 10,135

Pro Forma (1)


13.0%
3.0%
31.5%
52.5%
Economy
Upper Midscale
Midscale
Upscale

Total Rooms: 3,677

3 – 5 Year Plan


10.0%
45.0%
45.0%
Midscale
Upper Midscale
Upscale

Total Rooms: 10,000+

(1) As of July 28, 2015 pro forma for the addition of the SpringHill Suites – San Antonio, Hotel Indigo – Atlanta and Courtyard – Jacksonville and sale of hotels currently under contract.

3

Our Differentiated Strategy (1)

Our strategy largely avoids the crowded trades chased by our peers, positioning us for outperformance

% of Rooms in Top 10 MSAs % of Rooms in Top 20 MSAs

100% 100% 92.6%

83.5%

75% 75%

59.6% 57.9% 54.1% 50.9%

50% 44.5% 40.7% 40.4% 50% 42.3%

29.6% 25.3%

25% 25%

0% 0%

HT RLJ NRF CLDT APLE INN HT CLDT NRF RLJ INN APLE

Courtyard, Residence Inn, HGI and Homewood Courtyard, Residence Inn, HGI, Homewood and Hampton

100% 87.8% 100% 94.4% 87.8%

81.1% 75.1%

75% 61.5% 75%

50% 43.8% 50% 48.4% 47.5% 47.1%

32.9% 31.3%

25% 25%

0% 0%

NRF CLDT APLE RLJ HT INN NRF CLDT APLE RLJ HT INN

(1) Data per SNL Financial as of July 24, 2015. Each portfolio is pro forma for announced acquisitions and dispositions. Room count is on a weighted basis by ownership interest in each asset. Hotels with unavailable room counts or ownership interests by the REIT are not included. NRF’s portfolio weightings are based on net book value per hotel as many room counts for NRF’s hotels are unavailable.

New Leadership

Bill Blackham – President & CEO

Long and accomplished track record creating and growing public Eagle Total Return from IPO to Sale vs. Peer Indices (1)

and private companies, raising capital and building strong

management teams

70% 67.8%

Former President and CEO of Eagle Hospitality Properties Trust

(“Eagle”), an NYSE-listed hotel REIT

60%

— As President and CEO, Mr. Blackham authored and 53.1%

implemented Eagle’s business plan that led Eagle’s growth

from the September 2004 IPO through the sale to an 50% 47.7%

Apollo Global Management affiliate in August 2007

— During Mr. Blackham’s tenure, Eagle acquired more than 40%

$225 million of hotel assets, growing to an enterprise value of nearly $700 million prior to the sale 30%

— Eagle generated a compounded annual return

approaching 20% during its tenure in the public markets 20%

Holds an MBA from the Wharton School at the University of

Pennsylvania and a BS from the Boston College Carroll School of 10%

Management and has been actively involved throughout his

career in various professional organizations, including the

National Association of Real Estate Investment Trusts (“NAREIT”) 0%

and the Urban Land Institute (“ULI”) Eagle SNL US REIT RMS

Hotel Index

(1) Data shows total return from September 30, 2004, Eagle’s IPO date, to August 15, 2007, the date that Eagle was taken private by an Apollo Global Management affiliate and is per SNL Financial.

Organizational Chart

Board of Directors

James H. Friend (Chairman) – CEO, Friend Development Group Daniel R. Elsztain – COO & Trustee, IRSA Kelly A. Walters – Former President & CEO, Condor Hospitality Trust

J. William Blackham – President & CEO, Condor Hospitality Trust Donald J. Landry – President & Owner, Top Ten George R. Whittemore – Former President & CEO, Condor Hospitality Trust

Daphne Dufresne – Managing Director, RLJ Equity Partners John M. Sabin – CFO, Revolution LLC and the Case Family Office John M. Dinkel – President, Dinkel Implement

President & CEO

Corporate

Administrative &

Operations Assistant

Assistant Vice Director of Corporate

Senior Vice President Senior Vice President Vice President –

President – Human In-House Counsel Communications /

& CFO & COO Acquisitions (2)

Resources Investor Relations

AVP / Capital

Treasury & Capital Corporate Finance Acquisitions Manager

Vice President & CAO Expenditures Asset Manager(s) (3)

Markets Manager (3) Manager & Analyst (1) & Analyst (2)

Managers

Financial Analyst Controller Controller(s) (3) Hotel Management Hotel Management Hotel Management

Company Company Companies (1)(2)(3)

Corporate Senior Corporate Hotel Management Hotel Management

Financial Accountant

Accountants (3) Accountant Company Company

(1) Position / contract to be added in 2015.

(2) Position / contract to be added in 2016.

(3) Position / contract to be added based on company growth.

Condor History – Then and Now

2008 – Start of the Great Recession
- Economy portfolio suffers significant margin compression
- Debt service coverage ratio falls below 1.0x

2009 – New Senior Management and Strategic Plan
- Kelly Walters named CEO with a restructured executive team
- Shift in chain scale focus from economy to select service funded by a gradual disposition of the legacy economy portfolio
- Common dividend suspended

2010 and 2011 – Search for a Strategic Partner
- Began search for fresh equity and/or a strategic partner
- Reached an agreement with IRSA in 2Q11, which was followed by a lock-out and quiet period during due diligence [(1)]

2012 – Transformation Begins
- IRSA funded $30 million Series C convertible preferred equity commitment
- Reorganized the Board of Directors, established an Investment Committee chaired by Don Landry and acquired the Hilton Garden Inn – Dowell, MD for $11.5 million

2013 – Failed Follow-on Offering
- Went to market with a $100 million follow-on offering to fund the acquisition of 8 premium-branded select service hotels
- Insufficient demand to close identified acquisitions; PSAs terminated after the deal fails
- Preferred dividends suspended

2014 – Evaluation of Strategic Alternatives
- Condor evaluates several proposed reverse mergers and structured investment offers before deciding to pursue a rights offering
- Rights offering raises $2.9 million
- CEO Kelly Walters resigns

2015 – New CEO and Accelerated Turnaround Plan
- Bill Blackham announced as new President & CEO
- Accelerated disposition plan
- Exchange offer for Series A, B and C preferreds for common
- 3 premium-branded select service hotels under contract

2008 2009 2010 2011 2012 2013 2014 2015

(1) "IRSA" collectively refers to IRSA Inversiones y Representaciones Sociedad Anónima and Real Estate Strategies, L.P. ("RES"), an affiliate of IRSA Inversiones y Representaciones Sociedad Anónima.

7

Current Geographic Footprint

A majority of our current portfolio is spread across the Mid-Atlantic and Midwest

Portland, OR (24)

Providence, RI (38)

Buffalo, NY (50) Hartford, CT (47)

Milwaukee, WI (39)

Cleveland, OH (31)

Pittsburgh, PA (23)

Salt Lake City, UT (48) Columbus, OH (32) Baltimore, MD (20)

Sacramento, CA (27)

Denver, CO (21) Indianapolis, IN (33)

San Jose, CA (34) Cincinnati, OH (28) Richmond, VA (45)

Kansas City, MO (29) Louisville, KY (43) Virginia Beach, VA (37)

Raleigh, NC (46)

Las Vegas, NV (30) Charlotte, NC (22)

Nashville, TN (36)

Oklahoma City, OK (41) Memphis, TN (42)

Birmingham, AL (49)

Current Asset

Current Asset – Under Contract for Sale Austin, TX (35) Jacksonville, FL (40)

New Orleans, LA (44)

Pending Acquisition San Antonio, TX (25) Orlando, FL (26)

MSAs 20 – 50 (Labeled with MSA Ranking)

Note: Portfolio as of July 28, 2015 pro forma for pending dispositions and acquisitions under contract.

Portfolio Detail

Property	City, State	MSA Rank	Rooms	Year Acquired
Wyndham				
Super 8 (Economy)				
Super 8-Lincoln Cornhusker	Lincoln, NE	155	133	1999
Super 8-Creston	Creston, IA	NA	121	1978
Super 8-Billings	Billings, MT	246	106	2007
Super 8-Iowa City	Coralville, IA	253	84	1985
Super 8-Menomonie	Menomonie, WI	648	81	1997
Super 8-O'Neill	O'Neill, NE	NA	72	1982
Super 8-Pittsburg North Broadway	Pittsburg, KS	702	64	1987
Super 8-Burlington Kirkwood	Burlington, IA	614	62	1986
Super 8-Keokuk	Keokuk, IA	524	61	1985
Super 8-Kirksville	Kirksville, MO	807	61	1986
Super 8-Portage	Portage, WI	85	61	1996
Super 8-Storm Lake	Storm Lake, IA	892	59	1990
Super 8-Mount Pleasant IA	Mount Pleasant, IA	NA	55	1988
Total - Super 8 (Economy)			**1,020**	
Days Inn (Economy)				
Days Inn-Bossier City	Bossier City, LA	114	176	2007
Days Inn-Sioux Falls Airport	Sioux Falls, SD	186	86	2008
Days Inn-Farmville	Farmville, VA	NA	59	1995
Days Inn-Glasgow	Glasgow, KY	565	58	2008
Total - Days Inn (Economy)			**379**	
Total - Wyndham			**1,399**	
Marriott				
Courtyard (Upscale)				
Courtyard-Jacksonville	Jacksonville, FL	40	120	2015
SpringHill Suites (Upscale)				
SpringHill Suites-San Antonio	San Antonio, TX	25	116	2015
Total - Marriott			**236**	
Hilton				
Hilton Garden Inn-Solomons Island (Upscale)	Dowell, MD	6	100	2012
IHG				
Hotel Indigo-College Park (Upscale)	Atlanta, GA	9	142	2015

Property	City, State	MSA Rank	Rooms	Year Acquired
Choice				
Comfort Inn (Upper Midscale)				
Comfort Suites-South Bend	South Bend, IN	156	135	2005
Comfort Suites-Fort Wayne	Fort Wayne, IN	124	127	2005
Comfort Inn-Morgantown	Morgantown, WV	299	80	1994
Comfort Inn-New Castle	New Castle, PA	415	79	1997
Comfort Inn-Shelby	Shelby, NC	394	76	1998
Comfort Suites-Warsaw	Warsaw, IN	451	71	2005
Comfort Inn-Chambersburg	Chambersburg, PA	269	63	1997
Comfort Suites-Lafayette	Lafayette, IN	207	62	2005
Comfort Suites-Marion	Marion, IN	484	62	2005
Comfort Inn-Harlan	Harlan, KY	NA	61	1997
Comfort Inn-Rocky Mount	Rocky Mount, VA	160	61	1998
Comfort Inn-Glasgow	Glasgow, KY	565	60	2008
Comfort Inn-Solomons Beacon Marina	Solomons, MD	6	60	1994
Comfort Inn-Farmville	Farmville, VA	NA	51	1994
Comfort Inn-Princeton West Virginia	Princeton, WV	365	50	1994
Total - Comfort Inn (Upper Midscale)			**1,098**	
Quality Inn (Midscale)				
Quality Inn-Danville	Danville, KY	564	63	1997
Quality Inn-Culpeper	Culpeper, VA	6	49	1997
Total - Quality Inn (Midscale)			**112**	
Rodeway Inn-Fayetteville (Economy)	Fayetteville, NC	136	120	2005
Clarion-Cleveland (Upper Midscale)	Cleveland, TN	336	59	1998
Total - Choice			**1,389**	
Independent				
Savannah Suites (Economy)				
Savannah Suites-Greenville	Greenville, SC	63	170	2006
Savannah Suites-Savannah	Savannah, GA	141	160	2006
Total - Savannah Suites (Economy)			**330**	
Supertel Inn-Creston (Economy)	Creston, IA	NA	41	2006
Key West Inn-Key Largo (Economy)	Key Largo, FL	456	40	1997
Total - Independent			**411**	

Note: Portfolio as of July 28, 2015 pro forma for the addition of the SpringHill Suites – San Antonio, Hotel Indigo – Atlanta and Courtyard – Jacksonville and sale of hotels currently under contract. The Super 8 – Manhattan (KS), Super 8 – Hays (KS), Super 8 – Tomah (WI), Quality Inn – Sheboygan (WI), and Savannah Suites – Atlanta are currently under contract for sale.

9

Disposition Policy and Activity

- Our strategic plan calls for continued dispositions of our economy hotels and other non-core assets:
  - We have sold 80 hotels since 2008 and view only 8 properties in our portfolio as long-term holds
  - We plan to fully exit the economy sector in the next three years and redeploy net proceeds from those sales into Upper Midscale and Upscale assets that fulfill our acquisition criteria
  - There is a deep pool of buyers for economy hotels with access to SBA debt that typically operate with significantly less overhead than a REIT and view valuation in terms of revenue multiples, which typically translates into attractive cap rates for sellers
- We are intently focused on recycling capital such that EBITDA from acquisitions is greater than EBITDA lost from dispositions

2008 – 2015 YTD Dispositions [(1)]

($ in thousands)



Cumulative Disposition Value
Cumulative Hotels Sold
Cumulative Hotels Sold
Cumulative Disposition Value
80
60
40
20
0
$200,000
$150,000
$100,000
$50,000
$0
$12,000
$29,150
$40,800
$52,570
$78,030
$100,070
$122,370
$160,360
2008
2009
2010
2011
2012
2013
2014
2015

(1) 2015 YTD as of July 28, 2015. Data per SNL Financial.

10

Disciplined Acquisitions Strategy

We intend to grow our asset base through continued selective hotel acquisitions similar to the HGI – Dowell, MD and the three pending acquisitions that generally meet one or more of our investment criteria

We believe our ability to offer tax deferred OP units to sellers through our UPREIT structure once we recapitalize our balance sheet will be a significant competitive advantage

Operate under leading premium franchise brands and possess key attributes such as building design and décor that is consistent with current brand standards

Generate NOI margins above 30%, which would be a 400+ bps increase over our legacy portfolio, at average occupancy rates greater than

65%, the long-term average for Upscale select service hotels, and a Smith Travel Research index occupancy greater than 100

Located outside the top coastal markets with heavy institutional competition in submarkets in close proximity to multiple demand drivers

Constructed or underwent major renovations less than eight years prior to our acquisition and have significant time (generally 10+ years)

remaining on the existing franchise license

Potentially be acquired at a discount to replacement cost

Can be acquired in off-market transactions

Historical Financial Performance (1)

Capitalization FFO per Share and EBITDA

($ in millions)

$395 $5.84 FFO / Share EBITDA

$400 $6.00 $5.42 $30

Net Debt

$350 Series C Convertible Preferred Equity $25

Series A and B Preferred Equity $4.00

$2.68

Market Cap $2.33

$300 $20

$270 $2.00 $1.37

$0.94

$250 $240 $15

$229

$0.00 M)

$

$197 $201 Share ($0.08) (

$200 per ($0.78) $10

$170 FFO ($ 2.00) EBITDA

$148 $147

$150 $5

($ 4.00) ($3.33)

$100 $0

$50 ($ 6.00) ($5)

$0 ($ 8.00) ($10)

2007 2008 2009 2010 2011 2012 2013 2014 1Q15 2007 2008 2009 2010 2011 2012 2013 2014 1Q15

YE YE YE YE YE YE YE YE Ann.

(1) Data per SNL Financial. 1Q15 preferred equity values include accrued dividends.

Balance Sheet Restructuring

Step 1: Exchange Offer

5.38 shares of common stock for each of the 803,270 shares of Series A preferred stock outstanding, representing, at a price per share of $2.3254 for the common stock, a value of $12.502 for each share of the Series A preferred stock, an amount equal to the $10.00 per share liquidation value plus a 10% premium on the liquidation value and unpaid dividends prorated to September 15, 2015

13.71 shares of common stock for each of the 332,500 shares of Series B preferred stock outstanding, representing, at a price per share of $2.3254 for the common stock, a value of $31.875 for each share of the Series B preferred stock, an amount equal to the $25.00 per share liquidation value plus a 10% premium on the liquidation value and unpaid dividends prorated to September 15, 2015

IRSA holds 3 million Series C preferred shares with a $10.00 per share liquidation value and a conversion price of $1.60 per share

Subject to an 80% minimum, IRSA has agreed to convert its Series C preferred shares into common stock in the same percentage that holders of the Series A and Series B preferred shares agree to exchange for common shares, and accept common shares valued at $2.3254 for unpaid dividends

100% acceptance of the Series A and Series B Exchange Offer and full conversion of the Series C would result in the issuance of 29,124,514 shares of common stock (1)

Assuming 100% participation in the Exchange Offer, our equity market capitalization would increase by approximately $68 million based on the Exchange Offer price of $2.3254 per share

Assuming 100% participation in the Exchange Offer, preferred equity, including accrued unpaid dividends, would be reduced to zero from approximately $52 million at March 31, 2015

(1) Assumes the weighted average trading price of our common stock for the three trading days immediately preceding the last trading day of the Exchange Offer period is above $2.00. Please reference page 11 of our preliminary proxy statement filed with the SEC on July 23, 2015 for more detail.

Balance Sheet Restructuring (cont’d)

Step 2: Continue accelerated disposition of economy and other non-core assets

Condor sold the Days Inn – Alexandria, VA and the Comfort Inn – Alexandria, VA in July 2015 for $19.0 million and repaid

$8.3 million of 12.5% debt secured by those properties

Management is in advanced discussions with several parties regarding the sale of multiple portfolios

Step 3: Raise new equity over time from IRSA and other institutional capital sources to fund the acquisition of premium–based select service hotels that fit our acquisition criteria

We have already raised and recycled the equity that we believe will be required to fund the acquisition of the 116-room

SpringHill Suites – San Antonio, the 142-room Hotel Indigo – Atlanta and the 120-room Courtyard – Jacksonville

Balance Sheet Restructuring (cont'd)

Our balance sheet continues to improve as we sell legacy assets, recycle capital and deal with future loan maturities rather than incur additional expenses to obtain short-term loan renewals on to-be-sold assets

Capitalization



Net Debt
Series C Convertible Preferred Equity
Series A and B Preferred Equity
Common
$200
$160
$120
$80
$40
$0
$147
$85
$33
$18
$10
$188
$107
$81
1Q15
Post-Recap (1)

Debt Maturity Schedule

As of March 31, 2015:



$50
$40
$30
$20
$10
$0
$36
$0
$45
$4
$0
2015
2016
2017
2018
2019+

Post-Recap: (2)



$50
$40
$30
$20
$10
$0
$20
$0
$45
$12
$30
2015
2016
2017
2018
2019+

Note: Dollars in millions.

(1) As of March 31, 2015, but assumes 100% conversion of the Series A, B and C shares and accrued dividends included in the preferred equity balance for common shares at the prices disclosed in documents filed with the SEC (including approximately $3.5 million of accrued Series C dividends), a common stock price of $2.3254 per share (the Exchange Offer price), repayment of the $8.3 million of debt tied to two hotels in Alexandria, VA sold in July 2015 and $30 million of new mortgage debt on the three pending acquisitions.

(2) As of March 31, 2015, but adjusted for the repayment of the $8.3 million of debt tied to two hotels in Alexandria, VA sold in July 2015, the extension of the credit facility maturity date to 2018 and the assumption that $30 million of debt on the three recently announced potential acquisitions matures in 2019. Over $30 million of the $45 million of debt maturing in 2017 is secured by hotels that do not fit our long-term strategic plans.

15

Investment Highlights

Following the contemplated recapitalization, Condor will be positioned for rapid growth from a small base

Strategic Focus on Acquisitions in Attractive but Less Competitive Markets

Experienced Senior Management Team with a Proven Track Record

Investment Committee and Board with Significant Lodging Experience

Resumption of Covered Common Dividend to Interest New Investors

Accretive Use of Proceeds for Recycled Capital

Important Information

The exchange offer for the outstanding shares of Series A preferred stock and Series B preferred stock has not yet commenced. The communication in this presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the issuer tender offer materials that the Company will file with the Securities and Exchange Commission (“SEC”) upon commencement of the exchange offer. At the time the exchange offer is commenced, the Company will file issuer tender offer materials on Schedule TO with the SEC with respect to the exchange offer. The exchange offer materials (including an Offer to Exchange, a related Letter of Transmittal and any other required tender offer documents) will contain important information. Holders of shares of Series A preferred stock and Series B preferred stock are urged to read these documents when they become available because they will contain important information they should consider before making any decision regarding tendering their securities. The Offer to Exchange, the related Letter of Transmittal and certain other tender offer documents will be made available to all holders of shares of Series A preferred stock and Series B preferred stock at no expense to them. The exchange offer materials will be made available for free at the SEC’s website at www.sec.gov. Additional copies, when available, will be available for free at the Company’s website at www.condorhospitality.com or by contacting Investor Relations, Condor Hospitality Trust, Inc., 309 North Fifth Street, Norfolk, NE 68701.